

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

David C. Novak
Chairman and Chief Executive Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

     Re: **Yum! Brands, Inc.**
                Form 10-K: For the fiscal year ended December 27, 2008
                Filed February 23, 2009
                Form 10-K: For the fiscal year ended December 26, 2009
                Filed February 17, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed April 7, 2010
                File No. 001-13163

Dear Mr. Novak:

     We have completed our reviews of the Form 10-Ks reference above and related filings and have no further comments at this time.

                            Sincerely,

                            Lyn Shenk
                            Branch Chief